UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	OMB Number:	3235-0145
	Expires:	February 28, 2006
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SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ____)*

Interactive Intelligence, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45839M 103
(CUSIP Number)

Stephen J. Hackman, Esq. ICE MILLER LLP One American Square, Suite 3100 Indianapolis, IN 46282-0200 (317) 236-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.: 45839M 103
1. Name of Reporting Person. Kyle E. Brown I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions)
00
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
7. Sole Voting Power
0 (See Item 5)
8. Shared Voting Power
0
9. Sole Dispositive Power
3,916,735
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,916,735
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13. Percent of Class Represented by Amount in Row (11)
24.3%
14. Type of Reporting Person (See Instructions)
IN

Item 1.	Security and Issuer.

This Schedule 13D is being filed with respect to 3,916,735 shares of the common stock of Interactive Intelligence, Inc. (the "Issuer") whose principal executive offices are located at 7601 Interactive Way, Indianapolis, Indiana 46278.

Item 2.            Identity and Background.

The person filing this report is Kyle E. Brown (the "Filing Person") and her principal residence is 3653 South U.S. 421, Zionsville, Indiana 46077. The Filing Person is not currently employed or engaged in an occupation. In the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Filing Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Filing Person did not expend any funds in the acquisition of the shares of the Issuer's common stock, but instead acquired the shares from her ex-husband pursuant to an Agreement of Property Settlement and for Child Custody and Support (the "Agreement"), which was approved by the Indiana State Superior Court in Boone County on February 14, 2006, in connection with the division of property in divorce proceedings.

Item 4.	Purpose of Transaction.

The Filing Person acquired the right to acquire all of the shares of the Issuer's common stock beneficially owned by the Filing Person on February 14, 2006, pursuant to the Agreement (which is described in further detail in response to Item 3 of this Schedule 13D). The Filing Person may dispose of the shares of the Issuer's common stock as the market permits directly to one or more purchasers, to or through underwriters, brokers or dealers, through agents on a best-efforts basis or otherwise, or through a combination of such methods of sale, and the Filing Person may sell the shares in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale or at prices related to such prevailing prices, at varying prices determined at the time of sale, or at negotiated prices. The Filing Person may also transfer, devise or gift such common stock.

The Filing Person does not currently have any plans to: (i) acquire any additional securities of the Issuer, (ii) cause any extraordinary corporate transaction, (iii) cause a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) cause a change in the present board of directors or management of the Issuer, (v) cause a change in the present capitalization or dividend policy of the Issuer, (vi) cause any other material change in the Issuer's business or corporate structure; (vii) change the Issuer's charter, bylaws or similar instruments in a way that would impede the acquisition of control of the Issuer by any person; (viii) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) cause a class of the Issuer's securities to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to the above.

Item 5.	Interest In Securities Of The Issuer.

The Filing Person holds 3,916,735 shares of the Issuer's common stock, or, based on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, 24.3% of the outstanding shares of common stock. The Filing Person has sole power to dispose or direct the disposition of the shares. Pursuant to Section 23-1-42 of the Indiana Code, these shares are deemed to be "control shares," and are without any voting rights in the hands of the Filing Person, unless and until voting rights are approved by the shareholders of the Issuer. The Filing Person acquired the right to acquire all of the shares of the Issuer's common stock beneficially owned by the Filing Person on February 14, 2006, pursuant to the Agreement (which is described in further detail in response to Item 3 of this Schedule 13D). Any subsequent purchaser of the Filing Person's shares of the Issuer's common stock will have voting power with respect to such shares, so long as the acquisition of the shares does not cause the purchaser to hold (in the aggregate with all other shares held by the purchaser) any of the following ranges of voting power in the election of directors: (1) one-fifth or more but less than one-third of all voting power; (2) one-third or more but less than a majority of all voting power; or (3) a majority or more of all voting power.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Filing Person is not party to any contract, arrangement, understanding or relationship with respect to the shares, other than the Agreement, which simply provides that her ex-husband must transfer all of the shares of the Issuer's common stock reported on this Schedule 13D to the Filing Person, without any contingencies or other conditions.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2006

Date

/s/ Kyle E. Brown

Signature

Kyle E. Brown

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)